# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartStop Self Storage REIT, Inc., CIK 0001585389
CUSIP: 83192D402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Terrace Road, Ladera Ranch, California (CA), 92694
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000948046

## Reporting persons
- DEUTSCHE BANK AG\: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 2,067,630; sole dispositive power 0; shared dispositive power 2,067,630; aggregate amount beneficially owned 2,067,630 (6.7% of the class)
  Comment: * In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Asset Management business group (collectively, "DWS") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business groupof DBAG.
- RREEF AMERICA LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,507,376; shared voting power 0; sole dispositive power 942,957; shared dispositive power 0; aggregate amount beneficially owned 2,050,555 (6.6% of the class)
- DWS Investments UK Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 17,075; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 17,075 (.1% of the class)

## Item 1. Issuer
Name of issuer: SmartStop Self Storage REIT, Inc.
Address of issuer's principal executive offices: 10 Terrace Road, LADERA RANCH, CA 92694

## Item 2. Person Filing
Name of person filing: DEUTSCHE BANK AG\
Address of principal business office or, if none, residence: Taunusanlage 12 D-60325
Citizenship: 2M

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: a bank organized under the laws of the Federal Republic of Germany

## Item 4. Ownership
Amount beneficially owned: 2067630
Percent of class: 6.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2067630
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2067630

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- DEUTSCHE BANK AG\: Michael Caro, Vice President (08/14/2025)
- RREEF AMERICA LLC: Michael Caro, Vice President (08/14/2025)
- DWS Investments UK Ltd: Michael Caro, Vice President (08/14/2025)